Robert J. Barish Senior Vice President and Controller

One Verizon Way, 4th Floor Basking Ridge, New Jersey 07920 Tel: (908) 559-1629 Fax: (908) 766-5725 robert.barish@verizon.com

July 13, 2011

Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:	Verizon Communications Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 28, 2011

File No. 1-08606

Dear Mr. Spirgel:

Pursuant to the Company’s conversation with Jonathan Groff of the Staff on Wednesday, July 13, 2011, it was agreed that the Company would respond to the Staff’s comment letter dated June 28, 2011 no later than Friday, July 22, 2011.

Correspondence regarding this letter may be directed to the attention of the undersigned at fax number (908) 766-5725. In addition, you may contact me at (908) 559-1629 or Michael Morrell at (908) 559-1200.

Sincerely,

/s/ Robert J. Barish
Robert J. Barish
Senior Vice President & Controller

cc:	Francis J. Shammo